UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

ANNUAL GENERAL MEETING

K Wave Media Ltd., a Cayman Islands exempted company (the “Company”), will hold its Annual General Meeting (the “Meeting”) at 9:00 a.m., Eastern Time, on July 10, 2026. The Meeting will be held entirely online and, pursuant to the Company’s amended and restated memorandum and articles of association, at 1775 Tysons Blvd, Tysons, Virginia 22102, USA.

Only Members of record at the close of business on May 5, 2026 will be entitled to notice of and to vote at the Meeting.

The Company is a foreign private issuer. As such, the Company’s proxy statement and proxy card, furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, are not subject to review and comment by the U.S. Securities and Exchange Commission (the “SEC”).

The Company has also furnished herewith as Exhibit 3.1 the Form of Second Amended and Restated Memorandum and Articles of Association of the Company, the adoption of which is subject to approval by the Company’s shareholders at the Meeting.

Exhibit No.	Description of Exhibit
3.1	Form of K Wave Media Ltd. Second Amended and Restated Memorandum and Articles of Association
99.1	Proxy Statement
99.2	Form of Proxy Card

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: May 27, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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